

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 30, 2016

Via E-mail
Yiyu Wang
Chief Financial Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051, People's Republic of China

> **Re: Yingli Green Energy Holdings Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed May 16, 2016**
> **File No. 001-33469**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Daniel Fertig
Simpson Thacher & Bartlett LLP